Exhibit 21.1

Subsidiaries of the Registrant

Entity	Jurisdiction of Incorporation
Airbnb Payments Holding LLC	Delaware
Airbnb Payments, Inc.	Delaware
Airbnb Payments UK Ltd.	United Kingdom
Airbnb Global Holdings, Inc.	Delaware
Airbnb Ireland UC	Ireland